UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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03002766

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-B-0241100~~ 8-40965

RECEIVED FEB 11 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East State Street, Suite 2000
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
T. Brian Pollard (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners LLC
(Name – *if individual, state last, first, middle name*)

500 South Front Street, Suite 700	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, T. Brian Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Brenda J. Schneider

Notary Public

NOTARIAL SEAL STATE OF OHIO

BRENDA J. SCHNEIDER
Notary Public, State of Ohio
My Commission Expires June 20, 2004

This report ** contains (check all applicable boxes):

- XX☒ (a) Facing Page.
- XX☒ (b) Statement of Financial Condition.
- XX☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANCASTER POLLARD & CO.

FINANCIAL STATEMENTS

* * * * * *

December 31, 2002 and 2001

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	4
STATEMENTS OF INCOME	6
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	7
STATEMENTS OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTARY INFORMATION	
SCHEDULES OF UNDERWRITING INCOME AND EXPENSES	14
SCHEDULES OF TRADING INCOME AND EXPENSES	15
INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	16
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	17
CLAIM FOR EXEMPTION UNDER RULE 15c3-3	18
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	19

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Stockholders
Lancaster Pollard & Co.
Columbus, Ohio

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Lancaster Pollard & Co. (the Company) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
January 10, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Note payable	$ 18,773	$ -
Accounts payable and accrued expenses	263,264	35,498
Deposits	120,000	102,000
Total current liabilities	402,037	137,498
STOCKHOLDERS' EQUITY		
Common stock, no par value, 750 shares authorized, 100 shares issued and outstanding	500	500
Additional paid-in capital	39,500	39,500
Retained earnings	2,720,643	658,589
Total stockholders' equity	2,760,643	698,589
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,162,680	$ 836,087

integral part of the financial statements.

LANCASTER POLLARD & CO.

STATEMENTS OF INCOME

Years Ended December 31, 2002 and 2001

	2002	2001
INCOME		
Fees	$ 2,181,027	$ 1,032,920
Remarketing	794,145	593,646
Other	354,436	188,381
Financial advisory	230,940	238,686
12B-1 administrative fee	157,537	121,454
Interest	17,485	29,273
	3,735,570	2,204,360
EXPENSES		
Employee compensation and benefits	2,120,218	1,816,702
Office rent	214,068	99,816
Underwriting expenses	176,088	161,542
Travel and entertainment	128,838	135,391
Office expense	93,685	75,379
Professional fees	55,597	36,222
Depreciation	36,051	29,471
Trading	33,263	20,812
Advertising	27,074	53,129
Other expense	187,688	97,827
	3,072,570	2,526,291
Net income (loss) before management fee	663,000	(321,931)
OTHER INCOME		
Management fee from related entity	2,899,054	707,953
NET INCOME	$ 3,562,054	$ 386,022

The accompanying notes are an integral part of the financial statements.

LANCASTER POLLARD & CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - DECEMBER 31, 2000	**$ 500**	**$ 39,500**	**$ 1,172,567**	**$ 1,212,567**
Net income	-	-	386,022	386,022
Distributions to stockholders	-	-	(900,000)	(900,000)
BALANCE - DECEMBER 31, 2001	**500**	**39,500**	**658,589**	**698,589**
Net income	-	-	3,562,054	3,562,054
Distributions to stockholders	-	-	(1,500,000)	(1,500,000)
BALANCE - DECEMBER 31, 2002	**$ 500**	**$ 39,500**	**$ 2,720,643**	**$ 2,760,643**

The accompanying notes are an integral part of the financial statements.

LANCASTER POLLARD & CO.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,562,054	$ 386,022
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt	23,819	-
Depreciation	(241,473)	29,471
(Increase) decrease in operating assets:		
Accounts receivable - trade	(7,261)	(18,056)
Prepaid expenses	10,870	1,130
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	18,773	(332,377)
Deferred revenue	-	(34,087)
Deposits	161,264	7,000
Total adjustments	(34,008)	(346,919)
Net cash provided by operating activities	3,528,046	39,103
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	80,826	(24,680)
Acquisition of investment	-	-
(Loans to) repayments from stockholder and related party	39,397	15,899
Net cash used in investing activities	120,223	(8,781)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings from note payable	22,208	-
Payments on note payable	(22,208)	-
Distributions to stockholders	(1,500,000)	(900,000)
Net cash used in financing activities	(1,500,000)	(900,000)
Net increase (decrease) in cash and cash equivalents	2,148,269	(869,678)
Cash and cash equivalents - beginning of year	690,202	1,559,880
Cash and cash equivalents - end of year	$ 2,838,471	$ 690,202

The accompanying notes are an integral part of the financial statements.

NATURE AND SCOPE OF BUSINESS

Lancaster Pollard & Co. (the Company) was incorporated in Ohio in 1988. The Company's primary business activity is the underwriting of taxable and tax-exempt securities, primarily to the long-term healthcare industry.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company utilizes the allowance method for providing for the possibility of uncollectible accounts. The allowance is provided based on management's estimate of the collectiblity of the accounts receivable as of December 31, 2002. This estimate takes into consideration historical trends, past history with specific customers and current economic conditions. Actual results could vary from the estimate. Accounts are charged against the allowance when management deems them to be uncollectible. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent but interest is not charged by the Company on these accounts. The allowance for doubtful accounts at December 31, 2002 was $23,361. There was no allowance for doubtful accounts at December 31, 2001.

Property and Equipment

Property and equipment is carried at cost, less accumulated depreciation computed on the straight-line method over estimated lives ranging from three to ten years. Major renewals and betterments are capitalized and depreciated; maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Investment

As of December 31, 2002 and 2001, the investment is classified as held to maturity and is carried at its cost. Management determines the appropriate classification of securities at the time of purchase as available for sale, held to maturity or trading. A security is classified as held to maturity if management intends to hold to maturity and has the ability to hold it to maturity.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The stockholders of the Company have elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising

All of the Company's advertising costs are of the nondirect-response type. The Company expenses all advertising costs as incurred or at the time the advertising takes place. Total advertising costs incurred for the years ended December 31, 2002 and 2001 were $27,074 and $53,129, respectively.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, demand deposits held by banks and highly liquid investments purchased with maturity of three months or less.

CASH

The Company maintains its cash in two accounts with one financial institution.

INVESTMENT

The Company purchased $265,000 par amount of Franklin County Ohio Multifamily Housing Revenue Bonds during 2002. The bonds accrue interest at 2.6% annually and mature in July 2004.

(Continued)

RELATED PARTY TRANSACTIONS

Lancaster Pollard Mortgage Company and Lancaster Pollard Asset Management, which are corporations also owned by the Company's stockholders, have entered into management agreements with the Company. The amount of the fee associated with the management agreement is mutually agreed to annually. During 2002 and 2001, the Company was paid $2,899,054 and $707,953 by Lancaster Pollard Mortgage Company, respectively, as a fee. Additionally, Lancaster Pollard Asset Management paid the Company $156,395 and $119,964, respectively for the year ended December 31, 2002 and 2001 for referral fees. At December 31, 2002 and 2001 the Company had a receivable of $132,880 and $37,370, respectively, from Lancaster Pollard Asset Management and $1,268 from Lancaster Pollard Mortgage Company at December 31, 2002.

NOTE PAYABLE

During 2002, the Company obtained a note payable from a bank. The note requires monthly payments of principal and interest of $677 with an interest rate of 6.02% through June 2005. The note is secured by equipment.

Maturities of note payable are as follows:

2003	$ 7,187
2004	7,631
2005	3,955
	$ 18,773

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 and 2001, respectively, the Company had net capital of $2,516,832 and $572,681, which was $2,416,832 and $472,681 in excess of its required net capital of $100,000, for each year. At December 31, 2002 and 2001, the ratio of aggregated indebtedness to net capital was .16 to 1 and .24 to 1, respectively.

(Continued)

OPERATING LEASES

The Company leases office space, which is accounted for as an operating lease. The term is five years commencing in 1998 through 2003 at an annual rental of $53,639 for the first year and annual increases of approximately 1.7% for each year thereafter. The Company signed a second lease to replace the existing office space, which is also accounted for as an operating lease. The term is nine years commencing in 2002 through 2011 with no monthly rental cost for the first sixteen months that increases to $123,337 for the seventeenth month through the end of the third lease year. Annual increases of 6% follow for each three-year period thereafter.

The Company also leases vehicles under operating leases that expire in 2003 and 2005.

Future minimum lease payments as of December 31, 2002 are as follows:

2003	$ 138,622
2004	134,799
2005	135,588
2006	130,812
2007	130,812
	$ 670,633

The total rent expense for office space and vehicles during 2002 and 2001 was $214,450 and $118,239, respectively.

PROFIT SHARING

The Company maintains a safe harbor 401(k) plan. The 401(k) plan covers all full-time employees who meet certain age and length of service requirements. Contributions to this plan for the year ended December 31, 2002 and 2001 were $42,019 and $35,498, respectively.

SUPPLEMENTARY INFORMATION

LANCASTER POLLARD & CO.

SCHEDULES OF UNDERWRITING INCOME AND EXPENSES

Years Ended December 31, 2002 and 2001

	2002	2001
FEES		
Underwriting	$ 2,181,027	$ 1,032,920
EXPENSES		
Rating	133,000	133,817
Printing	24,225	23,673
Sales commissions	16,613	2,474
CUSIP	2,250	1,578
	176,088	161,542
INCOME AFTER DIRECT EXPENSES	$ 2,004,939	$ 871,378

The accompanying notes are an integral part of the financial statements.

LANCASTER POLLARD & CO.

SCHEDULES OF TRADING INCOME AND EXPENSES

Years Ended December 31, 2002 and 2001

	2002	2001
TRADING INCOME	$ 76,315	$ 617
EXPENSES		
Bloomberg expense	33,263	20,812
INCOME (LOSS) AFTER DIRECT EXPENSES	$ 43,052	$(20,195)

The accompanying notes are an integral part of the financial statements.

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Stockholders
Lancaster Pollard & Co.
Columbus, Ohio

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Lancaster Pollard & Co. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 10, 2003. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLC

Columbus, Ohio
January 10, 2003

SCHEDULE I

LANCASTER POLLARD & CO.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total stockholders' equity	$ 2,760,643	$ 698,589
DEDUCTIONS		
Non-allowable assets:		
Accounts receivable - related parties and employees	(134,148)	(42,816)
Property and equipment - net	(108,525)	(72,222)
Prepaid expenses	(1,138)	(10,870)
NET CAPITAL	2,516,832	572,681
MINIMUM NET CAPITAL REQUIREMENTS	100,000	100,000
EXCESS NET CAPITAL	$ 2,416,832	$ 472,681
EXCESS NET CAPITAL 1000%	$ 2,476,628	$ 559,951
TOTAL AGGREGATE INDEBTEDNESS NET OF SUBORDINATE DEBT	$ 402,037	$ 137,498
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.16 to 1	.24 to 1

The only differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report at December 31, 2002 and 2001 were:

	2002	2001
Net capital from unaudited FOCUS report	$ 2,634,735	$ 552,704
Changes in unallowed assets in computing net capital	(117,903)	21,820
Changes in accounts payable, accrued expenses, and liabilities	-	(1,843)
Adjusted net capital	$ 2,516,832	$ 572,681

The accompanying notes are an integral part of the financial statements.

LANCASTER POLLARD & CO.

CLAIM FOR EXEMPTION UNDER RULE 15c3-3

December 31, 2002 and 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2002 and 2001.

GBQ Partners
Certified Public Accountants and Consultants

GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Stockholders
Lancaster Pollard & Co.
Columbus, Ohio

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements and supplementary schedules of Lancaster Pollard & Co. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices or procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SBQ Patton LLC

Columbus, Ohio
January 10, 2003